UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2004

        Filed pursuant to the Public Utility Holding Company Act of 1935


                                   Emera Inc.
                            Emera U.S. Holdings, Inc.
                               BHE Holdings, Inc.

                                Mailing address:
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                 Canada B3J 2W5

                                 Street address:
                             1894 Barrington Street
                           18th Floor Barrington Tower
                              Halifax, Nova Scotia
                                 Canada B3J 2W5


            --------------------------------------------------------
       (Name and address of each registered holding company in the system)

                                                                              2

Item 1. System Companies and Investments Therein as of December 31, 2004


-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
    Subsidiary         Name of Company        Form of          Number of   % of Voting     Issuer Book      Owner's Book Value
   Relationship                             Organization          Common      Power           Value              (Cost Method)
                                                                  Shares
                                                                   Owned
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
0                    Emera Incorporated   Corporation                N/A  N/A                                              N/A
                     ("Emera")
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
1                    Emera U.S.           Corporation              2,784           100%                         $78,402,000 US
                     Holdings, Inc.
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
   1.1               BHE Holdings, Inc.   Corporation              2,784           100%                         $78,402,000 US

                                                                    1216                                       $121,600,000 US
                                                               preferred
                                                                  shares
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
     1.1.1           Bangor               Corporation          7,363,424         98.99%                        $202,120,000 US
                     Hydro-Electric
                     Company ("BHE")(1)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.1       Maine Electric       Corporation              1,249          14.2%       $878,500 US          $124,900 US
                     Power Company,
                     Inc. ("MEPCO")
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.2       Bangor Var Co.,      Corporation              5,000           100%                            $500,000 US
                     Inc.
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
         1.1.1.2.1   Chester SVC          Partnership                50%            50%          $0.00 US             $0.00 US
                     Partnership                                (general
                     ("Chester SVC")                         partnership
                                                               interest)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.3       Bangor Energy        Corporation              1,000           100%                               $0.00 US
                     Resale, Inc.
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.4       CareTaker, Inc.      Corporation              1,000           100%                            $809,745 US
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.5       East Branch          Corporation              3,000            60%       $302,925 US           $21,000 US
                     Improvement
                     Company (*)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
         1.1.1.5.1   Godfrey's Falls      Corporation                126            60%          $0.00 US             $0.00 US
                     Dam Company (*)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
         1.1.1.5.2   The Sawtelle Brook   Corporation                100           100%          $0.00 US             $0.00 US
                     Dam & Improvement
                     Company (*)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.6       The Sebois Dam       Corporation                100           100%                               $0.00 US
                     Company (*)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.7       The Pleasant River   Corporation                100           100%          $0.00 US             $0.00 US
                     Gulf Improvement
                     Company (*)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.8       Bangor Fiber         Corporation              1,000           100%                          $1,700,156 US
                     Company, Inc.
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
       1.1.1.9       Bangor Line Company  Corporation              1,000           100%                               $0.00 US
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
2                    Nova Scotia Power    Corporation         82,247,077         85.01%                       $706,098,669 CDN
                     Inc. ("NSPI") (2)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
3                    NS Power Services    Corporation                  1           100%                              $1.00 CDN
                     Ltd. (*)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
  3.1                NSP Trigen Inc.      Corporation                200            50%                              $1.00 CDN
                     (*)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
4                    Emera Fuels Inc      Corporation                  1           100%                         $6,961,389 CDN
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
5                    Strait Energy Inc.   Corporation                  1           100%                              $1.00 CDN
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
6                    Emera Utility        Corporation                  1           100%                              $1.00 CDN
                     Services Inc. (3)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
  6.1                Cablecom Ltd. (4)    Corporation                100           100%                           $583,025 CDN
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
7                    NSP Pipeline         Corporation                  1           100%                              $1.00 CDN
                     Management Ltd.
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
  7.1                Maritimes and        Corporation                             12.9%                              $1.00 CDN
                     Northeast Pipeline
                     Management Ltd. (5)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------
     7.1.1           Maritimes and        Limited                                0.129%
                     Northeast Pipeline   Partnership
                     Limited
                     Partnership (**)(5)
-------------------- -------------------- ----------------- ------------- -------------- ----------------- --------------------


                                                                              3



--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
8                     NSP Pipeline Inc.     Corporation               1           100%                              $1.00 CDN
                      (5)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
  8.1                 Maritimes and         Limited                             12.79%
                      Northeast Pipeline    Partnership
                      Limited Partnership
                      (**)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
9                     NSP US Holdings Inc.  Corporation               1           100%                              $1.00 CDN
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
                                                              6,912,900                                        $6,912,900 CDN
                                                             (preferred
                                                           shares owned
                                                                 by NSP
                                                               Pipeline
                                                                  Inc.)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
  9.1                 NSP Investments Inc.  Corporation           1,000           100%                             $10.00 CDN
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
  9.2                 Scotia Holdings Inc.  Corporation           1,000           100%                          $4,500,000 US
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
     9.2.1            Nova Power Holdings   Corporation           1,000           100%                          $4,500,000 US
                      Inc.
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
       9.2.1.1        Scotia Power U.S.     Corporation           1,000           100%                          $4,500,000 US
                      Ltd.
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
         9.2.1.1.1    Maritimes and         Limited                              12.9%
                      Northeast Pipeline    Liability
                      L.L.C. (**)           Company
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
10                    1447585 Ontario       Corporation              20           100%                             $10,100 US
                      Ltd. (*)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
  10.1                Ontario 8 Group       Limited         $10,000 USD           100%                             $10,000 US
                      Financing Limited     Liability             (cash
                      Liability Company     Company        contribution
                      (*) only)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
11                    Emera Energy Inc.     Corporation               1           100%                              $1.00 CDN
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
  11.1                Emera Energy U.S.     Corporation           1,250           100%                          $2,500,001 US
                      Subsidiary No. 1,
                      Inc.
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
     11.1.1           Emera Energy U.S.     Corporation           1,000           100%                          $2,501,000 US
                      Subsidiary No. 2,
                      Inc. (6)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
     11.1.2           Emera Energy          Corporation             100           100%                             $100.00 US
                      Services Inc.
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
     11.1.3           Bellows Falls Power   Corporation             50%            50%                         $36,023,000 US
                      Company, LLC(7)                        membership
                                                               interest
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
     11.1.4           Bear Swamp Power      Corporation             50%            50%                          $4,500,000 US
                      Company, LLC(8)                        membership
                                                               interest
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
12                    3065381 Nova Scotia   Corporation         2020.33           100%                        $31,691,121 CDN
                      Company               (unlimited
                                            liability)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
13                    3065383 Nova Scotia   Corporation         2020.33           100%                        $31,691,121 CDN
                      Company               (unlimited
                                            liability)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
14                    3065384 Nova Scotia   Corporation         2020.33           100%                        $31,691,121 CDN
                      Company               (unlimited
                                            liability)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
15                    3065385 Nova Scotia   Corporation       2062.6164           100%                        $97,603,351 CDN
                      Company               (unlimited
                                            liability)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
16                    Emera Investments     Corporation                           100%                          $5,715,496 US
                      LLC
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
17                    3081922 Nova Scotia   Corporation             100           100%                              $1.00 CDN
                      Limited(9)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
  17.1                Nova Scotia Power     Corporation      14,502,808         14.99%                       $144,823,618 CDN
                      Inc. (2)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------
18                    3081923 Nova Scotia   Corporation               1           100%                              $2.00 CDN
                      Limited(9)
--------------------- --------------------- ------------- -------------- -------------- ------------- ------------------------

(*)  Denotes inactive subsidiaries.

(**) Under Rule 16, Maritimes and Northeast Pipeline Management Ltd., Maritimes and Northeast Pipeline Limited Partnership, and Maritimes and Northeast Pipeline L.L.C. are exempt from all obligations, duties or liabilities imposed upon them by the Act as a subsidiary or as an affiliate of a registered holding company thereof, as such terms are respectively defined in Sections 2(a)(8)(A) and 2(a)(11) of the Act.

(1) 1.01% of the voting power of Bangor Hydro-Electric Company is held by the holders of the outstanding 7% series of preferred stock. Each share is entitled to one vote and 6276 shares remain outstanding.

(2) In connection with certain tax planning activities, on January 9, 2004 Emera transferred 14.99% of the common shares held in NSPI to 3081922 Nova Scotia Limited, a direct and wholly-owned subsidiary. Please see footnote nine (9) for further information concerning this transaction. On a direct and indirect basis, Emera continues to hold 100% of NSPI's issued and outstanding common shares.

(3) As of June 9, 2004 Emera Utility Services Inc. disposed of its interest in Utilismart Corporation, which was identified as system company 7.2 on Emera's U5S Annual Report for 2003.

(4) Cablecom Limited and Fibretek Incorporated, which were respectively identified as system companies 7.1 and 7.1.1 on Emera's Form U5S Annual Report for 2003, were amalgamated and continued as Cablecom Limited as of November 15, 2004.

(5) Pursuant to Emera's interests in NSP Pipeline Inc. and Maritimes and Northeast Pipeline Management, Ltd., Emera holds a 12.5% interest in Maritimes and Northeast Pipeline Limited Partnership.

(6) As of March 23, 2004 Emera Energy U.S. Subsidiary No. 2 Inc. disposed of its 50% interest in Greyhawk Gas Storage Company, LLC, which was identified as system company 12.1.1.1 on Emera's U5S Annual Report for 2003.

(7) On December 2, 2004 Bellows Falls Power Company, LLC was incorporated in Delaware in connection with the prospective acquisition of the Bellows Falls hydro assets located in the vicinity of Rockingham, Vermont.

(8) On December 22, 2004 Bear Swamp Power Company, LLC was incorporated in Delaware in connection with the prospective acquisition of the Bear Swamp hydro-electric facility located in Massachusetts.

(9) 3081922 Nova Scotia Limited and 3081923 Nova Scotia Limited were incorporated on December 19, 2003 by Emera's external counsel who transferred these companies to Emera in January of 2004. These companies were, as noted in footnote two (2) above, incorporated in connection with tax planning activities pursuant to which 14.99% of Emera's shares in Nova Scotia Power Inc. ("NSPI") were transferred to 3081922 Nova Scotia Limited.

Item 2. Acquisitions or Sales of Utility Assets

Response: During 2004 there were no acquisitions or dispositions of utility assets which involved consideration in the amount of $1,000,000 or greater.

Item 3. Issue, Sale, Pledge, Guarantee or Assumption of System Securities

Response: No securities have been issued, sold, or pledged, nor have any securities been guaranteed or assumed by system companies other than those issuances reported in the Certificates of Notification filed pursuant to Rule 24 for 2004.

Item 4. Acquisition, Redemption or Retirement of System Securities

Response: During 2004, Bangor Hydro-Electric Company redeemed one outstanding preferred share in consideration for $115, and this share was cancelled.

In connection with the tax planning activities referred to in Item 1, Emera incorporated 3081922 Nova Scotia Limited and 3081923 Nova Scotia Limited. Emera transferred 14.99% of NSPI's issued and outstanding common shares to 3081922 Nova Scotia Limited, which 14.99% equates to 14,502,808 common shares. In return, 3081922 Nova Scotia Limited issued Emera 100 common shares and 1,000,000 preferred shares with a redemption value of $144,823,618. Emera then transferred the 1,000,000 preferred shares in 3081922 Nova Scotia Limited to 3081923 Nova Scotia Limited in consideration for a promissory note in the amount of $144,823,617 and one common share valued at $1.

Item 5. Investments in Securities of Nonsystem Companies

Response:

Category 1: There were no investments during the reporting period made in persons that are customers of Emera's utility subsidiaries.

Category 2: Investments in other non-system entities not included in Category 1:

-------------- ------------ ------------ ------------ ------------ ------------------------- -----------------
Acquiring      Issuing      Type of      Number of    Percentage   General Nature of         Book value
Company        Company      Security     Shares or    of Voting    Issuer's Business         (Equity Method)
                                         Units Held   Power
                                         by Acquirer
-------------- ------------ ------------ ------------ ------------ ------------------------- -----------------
BHE            Maine        Common       20,251       7%           Former nuclear power      $3,109,708
               Yankee       Stock                                  plant in the process of   (US)
               Atomic                                              decommissioning.
               Power                                                                         [$1,529,385
               Company                                                                       (US) utilizing
                                                                                             the cost method]

-------------- ------------ ------------ ------------ ------------ ------------------------- -----------------
Emera Energy   ENTx         Common       1,665,000    9.89%        ENTx was formed to        $1,098,900 (CDN)
Inc.           Capital      Stock                                  pursue opportunities in
               Corporation                                         the Province of
                                                                   Alberta's deregulated
                                                                   electricity market and
                                                                   holds interests in Oxen
                                                                   Inc., a developer and
                                                                   owner of online futures
                                                                   exchanges; Clear-Green
                                                                   Biotechnologies, a
                                                                   developer, owner, and
                                                                   operator of
                                                                   biodigestion plants;
                                                                   and Verdant Energy, a
                                                                   developer of waste to
                                                                   energy projects.
-------------- ------------ ------------ ------------ ------------ ------------------------- -----------------

Item 6. Officers and Directors

Part I. As of December 31, 2004:

--------------------------------------- --------------------------------- -----------------------------------
               Company                             Directors                           Officers
--------------------------------------- --------------------------------- -----------------------------------
Emera                                   Derek Oland                       Christopher G. Huskilson,
                                        Christopher G. Huskilson          President and Chief Executive
                                        Robert S. Briggs                  Officer
                                        George A. Caines                  Randall D. Henderson, Senior
                                        Gail Cook-Bennett                 Vice-President and Chief
                                        R. Irene d'Entremont              Financial Officer
                                        James K. Gray                     Richard J. Smith, Corporate
                                        M. Edward MacNeil                 Secretary and General Counsel
                                        David McD. Mann                   Elizabeth A. MacDonald, Vice
                                        Elizabeth Parr-Johnston           President Enterprise Services
                                        (Director of the Bank of Nova     James L. Connors, Vice-President
                                        Scotia)                           Regulatory Affairs
                                        Kenneth C. Rowe                   Ian A. Thompson, Vice-President
                                        Rosemary Scanlon                  External Relations
                                        Paul D. Sobey (Director of the
                                        Bank of Nova Scotia)
--------------------------------------- --------------------------------- -----------------------------------
Nova Scotia Power Incorporated          Derek Oland                       Christopher G. Huskilson,
                                        Christopher G. Huskilson          President and Chief Executive
                                        Robert S. Briggs                  Officer
                                        George A. Caines                  Richard J. Smith, Corporate
                                        Gail Cook-Bennett                 Secretary and General Counsel
                                        R. Irene d'Entremont              Ralph R. Tedesco, Chief Operating
                                        James K. Gray                     Officer
                                        M. Edward MacNeil
                                        David McD. Mann
                                        Elizabeth Parr-Johnston
                                        (Director of the Bank of Nova
                                        Scotia) Kenneth C. Rowe Rosemary Scanlon
                                        Paul D. Sobey (Director of the Bank of
                                        Nova Scotia)
--------------------------------------- --------------------------------- -----------------------------------
NS Power Services Ltd.                  Richard J. Smith                  Richard J. Smith, President and
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
NSPI/Trigen Inc.                        David McD. Mann                   Susan Shaw, Chairman of the Board
                                        Thomas R. Casten                  Richard J. Smith, Corporate
                                        Michael Weiser                    Secretary
                                        Susan Shaw, Chair
--------------------------------------- --------------------------------- -----------------------------------
Emera Fuels Inc.                        Christopher G. Huskilson          Christopher G. Huskilson,
                                                                          President
                                                                          Randall D. Henderson,
                                                                          Vice-President Finance
                                                                          Richard J. Smith, Corporate
                                                                          Secretary and General Counsel
                                                                          William E. Hattie, Vice President
--------------------------------------- --------------------------------- -----------------------------------
Emera Utility Services Inc.             Christopher G. Huskilson          Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
                                                                          William E. Hattie, Vice-President
                                                                          Utility Services
                                                                          Randall D. Henderson,
                                                                          Vice-President Finance
--------------------------------------- --------------------------------- -----------------------------------
Cablecom Ltd.                           Christopher G. Huskilson          Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
                                                                          William E. Hattie, Vice-President
                                                                          Randall D. Henderson,
                                                                          Vice-President Finance
--------------------------------------- --------------------------------- -----------------------------------
Strait Energy Inc.                      Richard J. Smith                  Richard J. Smith, President and
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
3081922 Nova Scotia Limited             Richard J. Smith                  Richard J. Smith, President and
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
3081923 Nova Scotia Limited             Richard J. Smith                  Richard J. Smith, President and
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------




--------------------------------------- --------------------------------- -----------------------------------
               Company                             Directors                           Officers
--------------------------------------- --------------------------------- -----------------------------------
NSP Pipeline Management Ltd.            Christopher G. Huskilson          Christopher G. Huskilson,
                                        Richard J. Smith                  President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
NSP Pipeline Inc.                       Christopher G. Huskilson          Christopher G. Huskilson,
                                        Richard J. Smith                  President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
NSP Investments Inc.                    A. Michael Burnell                A. Michael Burnell, President,
                                                                          Corporate Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
NSP US Holdings Inc.                    Christopher G. Huskilson          Christopher G. Huskilson,
                                        Richard J. Smith                  President
                                                                          Ray Robinson, Vice-President
                                                                          Utility Integration
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Scotia Holdings Inc.                    A. Michael Burnell                A. Michael Burnell, President,
                                                                          Corporate Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Nova Power Holdings Inc.                A. Michael Burnell                A. Michael Burnell, President,
                                                                          Corporate Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Scotia Power U.S. Ltd.                  A. Michael Burnell                A. Michael Burnell, President,
                                                                          Corporate Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera Energy Inc.                       Christopher G. Huskilson          Christopher G. Huskilson,
                                                                          President
                                                                          Randall D. Henderson,
                                                                          Vice-President Finance
                                                                          Todd J. Sattler, Vice-President
                                                                          Energy Services
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera US Holdings Inc.                  A. Michael Burnell                A. Michael Burnell, President and
                                                                          Corporate Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
BHE Holdings Inc.                       A. Michael Burnell                A. Michael Burnell, President and
                                                                          Corporate Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
1447585 Ontario Ltd.                    Richard J. Smith                  Richard J. Smith, President and
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Ontario 8 Group Financing LLC           Richard J. Smith                  Belani Stehli, Managing Director
--------------------------------------- --------------------------------- -----------------------------------
Emera Energy U.S. Subsidiary No. 1,     A. Michael Burnell                A. Michael Burnell, President and
Inc.                                                                      Corporate Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera Energy U.S. Subsidiary No. 2,     A. Michael Burnell                A. Michael Burnell, President and
Inc.                                                                      Corporate Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera Energy Services Inc.              A. Michael Burnell                A. Michael Burnell, President,
                                                                          Corporate Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera Investments, LLC                  A. Michael Burnell                A. Michael Burnell, President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
3065381 Nova Scotia Company             Christopher G. Huskilson          Christopher G. Huskilson,
                                        Richard J. Smith                  President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
3065383 Nova Scotia Company             Christopher G. Huskilson          Christopher G. Huskilson,
                                        Richard J. Smith                  President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
3065384 Nova Scotia Company             Christopher G. Huskilson          Christopher G. Huskilson,
                                        Richard J. Smith                  President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
3065385 Nova Scotia Company             Christopher G. Huskilson          Christopher G. Huskilson,
                                        Richard J. Smith                  President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------

                                                                              8

--------------------------------------- --------------------------------- -----------------------------------
               Company                             Directors                           Officers
--------------------------------------- --------------------------------- -----------------------------------
Bangor Hydro-Electric Company           Jane J. Bush (President of        Christopher G. Huskilson,
                                        Coastal Ventures)                 Chairman (President and CEO and
                                        Christopher G. Huskilson,         Director of Emera)
                                        Chairman (President and CEO and   Robert Bennett, Vice President
                                        Director of Emera)                Raymond R. Robinson,
                                        Norman A. Ledwin (President and   Vice-Chairman, President and
                                        CEO and Director of Eastern       Chief Operating Officer
                                        Maine Healthcare)                 David R. Black, Controller
                                        Elizabeth A. MacDonald (Vice      Richard J. Smith, Corporate
                                        President, Enterprise Services    Secretary (Corporate Secretary
                                        of Emera)                         and General Counsel of Emera)
                                        Randall D. Henderson (Senior      Edith L. Lilly, Assistant
                                        Vice President and CFO of Emera)  Corporate Secretary (Assistant
                                                                          Corporate Secretary of Emera)
--------------------------------------- --------------------------------- -----------------------------------
East Branch Improvement Co.             Christopher G. Huskilson          Raymond Robinson, President
                                        Raymond Robinson                  David R. Black, Treasurer
                                        Gregory Hines                     Richard J. Smith, Corporate
                                        Marsha McKeague                   Secretary
                                        Eldon Doody
--------------------------------------- --------------------------------- -----------------------------------
The Sawtelle Brook Dam & Improvement    Christopher G. Huskilson          Raymond Robinson, President
Company                                 Raymond Robinson                  David R. Black, Treasurer
                                        Gregory Hines                     Richard J. Smith, Corporate
                                        Marsha McKeague                   Secretary
                                        Eldon Doody
--------------------------------------- --------------------------------- -----------------------------------
Godfrey's Falls Dam Company             Christopher G. Huskilson          Raymond Robinson, President
                                        Raymond Robinson                  David R. Black, Treasurer
                                        Gregory Hines                     Richard J. Smith, Corporate
                                        Marsha McKeague                   Secretary
                                        Eldon Doody
--------------------------------------- --------------------------------- -----------------------------------
Bangor Var Co., Inc                     Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Bangor Energy Resale, Inc.              Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Caretaker, Inc.                         Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     Gregory Hines, Vice President
                                        Robert Bennett                    David R. Black, Treasurer
                                                                          Andrew Landry, Clerk
--------------------------------------- --------------------------------- -----------------------------------
Bangor Fiber Company, Inc.              Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Bangor Line Company                     Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
The Sebois Dam Company1                                                   Andrew Landry, Clerk

--------------------------------------- --------------------------------- -----------------------------------
The Pleasant River Gulf Improvement                                       Andrew Landry, Clerk
Co. 1
--------------------------------------- --------------------------------- -----------------------------------
Bellows Falls Power Company LLC         G. Mark Brown                     Richard Legault, Chief Executive
                                        Richard Clark                     Officer
                                        Christopher G. Huskilson          Jeffrey Martin, President and
                                        Randall D. Henderson              Chief Operating Officer
                                                                          Arthur Birt, Treasurer and
                                                                          Vice-President Finance
                                                                          Gilles Larocque, Vice-President
                                                                          Donald Tremblay, Vice-President
                                                                          Patricia Bood, Secretary
--------------------------------------- --------------------------------- -----------------------------------
Bear Swamp Power Company LLC            G. Mark Brown                     Richard Legault, Chief Executive
                                        Richard Clark                     Officer
                                        Christopher G. Huskilson          Jeffrey Martin, President and
                                        Randall D. Henderson              Chief Operating Officer
                                                                          Arthur Birt, Treasurer and
                                                                          Vice-President Finance
                                                                          Gilles Larocque, Vice-President
                                                                          Donald Tremblay, Vice-President
                                                                          Patricia Bood, Secretary
--------------------------------------- --------------------------------- -----------------------------------

1 The Sebois Dam Company and The Pleasant River Gulf Improvement Company are both inactive and excused from State of Maine annual reporting requirements. There are no officers and directors for these companies other than the Clerk.

The business address of the following persons is P.O. Box 910, Halifax, Nova Scotia, Canada B3J 2W5:

Derek Oland
Christopher G. Huskilson
Robert S. Briggs
George A. Caines
Gail Cook-Bennett
R. Irene d'Entremont
James K. Gray
M. Edward MacNeil
David McD. Mann
Elizabeth Parr-Johnston
Kenneth C. Rowe
Rosemary Scanlon
Paul D. Sobey
Randall D. Henderson
Richard J. Smith
Elizabeth A. MacDonald
James L. Connors
Ian A. Thompson
William E. Hattie
Todd J. Sattler
Edith L. Lilly

The company for which the following individuals are identified as directors, NSP Trigen Inc., is inactive, and as a result, the principal business address for these individuals is unknown:

Thomas R. Casten
Michael Weiser
Susan Shaw

The business address of the following persons is 1132 Budapest, Hungary, 2600 Vac, Gombasi ut 26/B:

Belani Stehli

The business address of the following persons is 33 State Street, Bangor, Maine 04401:

Ray Robinson
Jane J. Bush

Norman A. Ledwin
David R. Black
Andrew Landry
Gregory Hines
Robert Bennett

The following individuals are Katahdin Timberland's representatives on the Boards of Directors of East Branch Improvement Company, The Sawtelle Brook Dam & Improvement Company, and the Sebois Dam Company, and these individuals possess a business address at Millinocket, Maine 04462.

Marsha McKeague
Eldon Doody

The business address of the following persons is 566 Washington Road, Rye, New Hampshire 03870:

A. Michael Burnell

The following individuals are Bellows Falls Holdings, LLC and Bear Swamp Holding Company, LLC's, appointees to, respectively, the Board of Directors of Bellows Falls Power Company, LLC and Bear Swamp Power Company, LLC.

G. Mark Brown
Richard Clark

These directors possess a business address at 1024 Central Street, Millinocket, Maine 04462.

The following officers of Bellows Falls Power Company, LLC and Bear Swamp Power Company, LLC possess a business address at: 1024 Central Street, Millinocket, Maine 04462:

Richard Legault
Jeffrey Martin
Arthur Birt
Gilles Larocque
Donald Tremblay
Patricia Bood

Part II. Financial Connections of Officers and Directors

------------------------------- ---------------------------- ---------------------------- ----------------------------
 Name of Officer or Director       Name and Location of      Position Held in Financial    Applicable Exemption Rule
                                   Financial Institution             Institution
------------------------------- ---------------------------- ---------------------------- ----------------------------
Elizabeth Parr-Johnston         Bank of Nova Scotia, Nova    Director of the Bank of      No-action letter request
                                Scotia, Canada               Nova Scotia                  dated October 9, 2001.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Paul D. Sobey                   Bank of Nova Scotia, Nova    Director of the Bank of      No-action letter request
                                Scotia, Canada               Nova Scotia                  dated October 9, 2001.
------------------------------- ---------------------------- ---------------------------- ----------------------------

Part III. Certain Disclosures With Respect to Officers and Directors
Compensation

Compensation of Directors of Emera Inc.\1

Each Director, other than the President and Chief Executive Officer and the Vice Chair, is paid a retainer of $20,000 per year; a fee of $1,250 for each Board, Committee, or Shareholders' Meeting held via teleconference; a fee of $1,750 for each Board, Committee and Shareholders' Meeting attended in person; and $1,750 if a day's travel time was required to attend such meetings. The Chair of each Committee of the Board receives an additional retainer of $3,000 per year, with the exception of the Chair of the Audit Committee who receives an additional retainer in the amount of $10,000. Members of the Audit Committee receive an annual retainer in the amount of $5,000. In addition to the Directors' retainer and per meeting fees, the Chairman of the Board receives a retainer of $80,000 per year.

All Directors are reimbursed for expenses incurred for attendance at Board, Committee, and Shareholders' Meetings and on Company business. Directors are eligible to participate in certain group health benefits which are available to employees and, if they choose to participate, are required to contribute to premium costs of such benefits in the same fashion as employees.

Pursuant to the Directors' Deferred Share Unit Plan (the "Plan"), which was implemented in 2003, Directors who are resident in Canada may elect to receive all or any portion of their compensation in deferred share units (DSUs) in lieu of cash compensation. Directors' fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU is a bookkeeping entry that has a value based upon the value of one Emera common share. When a dividend is paid on Emera's common shares, the Director's DSU account is credited with additional DSUs. DSUs cannot be redeemed for cash until the Director leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption, pursuant to the Plan. DSUs are not shares and do not carry voting rights.

The Directors are subject to share ownership guidelines whereby a newly appointed Director is required to own the equivalent of five times the annual Directors' retainer (i.e. $100,000) in common shares or DSUs within five years of becoming a Director. For Directors serving on the Board at the time the DSU plan was established, ownership must occur within five years of the 2003 implementation date.

Independent Directors are not entitled to participate in any other compensation plan of the Company or in the Employee Common Share Purchase Plan.

Compensation of Named Executive Officers

The "Summary Compensation Table" sets out compensation information for the fiscal year ended December 31, 2004 for the President and Chief Executive Officer and the next three most highly compensated executive officers of the Company, or its affiliated companies.

The information set out in the table reflects the fact that David McD. Mann retired as President and Chief Executive Officer and was succeeded by Christopher G. Huskilson effective November 1, 2004

__________________________
/1 All figures are expressed in Canadian currency.

and that Ronald E. Smith retired as Chief Financial Officer and was succeeded by Randall D. Henderson effective July 26, 2004.

                           SUMMARY COMPENSATION TABLE
                                                                                Securities        Deferred
         Name and                       Annual        Annual     Other Annual     Under          Share Units         All other
    Principal Position                  Salary        Bonus      Compensation    Options           (DSUs)          Compensation
                             Year      (Cdn $)       (Cdn $)       (Cdn $)         (#)           (#)      ($)(1)    (Cdn $) (2)
----------------------------------------------------------------------------------------------------------------------------------

D.McD. Mann (3)              2004      583,653        175,500          Nil      150,000          N/A        N/A           6,130
President and Chief
Executive Officer
Emera Inc. and
Nova Scotia Power Inc.

----------------------------------------------------------------------------------------------------------------------------------
C.G. Huskilson (4)
President and Chief          2004      423,999        167,388          Nil       90,000       14,000    255,500           5,572
Executive Officer
Emera Inc. and
Nova Scotia Power Inc.

----------------------------------------------------------------------------------------------------------------------------------
R.E. Smith (5)
Former Sr. Vice-President    2004      275,000     44,000 (6)          Nil       47,700          N/A        N/A           4,535
and
Chief Financial Officer
Emera Inc.

----------------------------------------------------------------------------------------------------------------------------------
R.D. Henderson (7)
Sr. Vice-President and       2004      127,999     128,000             Nil       40,000       10,000    173,600          82,205
Chief Financial Officer                                   (6)
Emera Inc.

----------------------------------------------------------------------------------------------------------------------------------
R.R. Tedesco
Chief Operating Officer      2004      376,923     140,000             Nil       65,000       15,000    273,900           3,385
Nova Scotia Power Inc.                                    (6)

----------------------------------------------------------------------------------------------------------------------------------
R.R. Robinson (8)
President and Chief          2004      209,275                         Nil       23,800          N/A        N/A             N/A
Operating Officer                                     87,973(6)
Bangor Hydro-Electric
Company
----------------------------------------------------------------------------------------------------------------------------------
T.J. Sattler
Vice-President               2004      175,000                    191,082(9)     13,000          N/A        N/A           2,310
Energy Services                                    335,839
Emera Energy Inc.                                         (6)

----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Mr. Huskilson was awarded 56,000 DSUs on November 4, 2004 of which the 14,000 DSUs identified above vested on that date. The remaining 42,000 DSUs will vest in five annual equal instalments commencing November 2005. Mr. Henderson was awarded 10,000 DSUs effective July 26, 2004 and Mr. Tedesco was awarded 15,000 DSUs effective January 9, 2004. The dollar value reflected is based upon the closing market price of Emera's common shares on the day of the awards; namely $18.25; $17.36 and $18.26 respectively.

(2) Amounts in this column reflect premiums paid by the Company and affiliated companies for term life insurance and contributions to the Employee Common Share Purchase Plan. In the case of Mr. Henderson, the amount also includes $80,000 paid to Mr. Henderson to minimize the effect of additional tax liability on income earned in Alberta prior to July 2004.

(3) Mr. Mann was President and Chief Executive Officer for ten months during 2004 (January to October 31).

(4) Mr. Huskilson was President and Chief Executive Officer for two months during 2004 (November to December 31). He was appointed Chief Operating Officer of Emera Inc. July 4, 2003.

(5) Mr. Smith was Senior Vice-President and Chief Financial Officer for seven months during 2004 (January to July 25).

(6) In lieu of cash payment Mr. Smith elected to allocate 100 percent of his bonus to receive 2,295 DSUs, Mr. Tedesco and Mr. Robinson elected to allocate 50 percent of their bonuses and received 3,652 DSUs and 2,295 DSUs respectively. Mr.

     Henderson and Mr. Sattler elected to allocate 25 percent of their bonuses and received 1,669 DSUs and 3,989 DSUs respectively. The DSU calculation is based on a December 31, 2004 closing price of $19.17.

(7) Mr. Henderson was Senior Vice-President and Chief Financial Officer for five months during 2004 (Jul 26 to December 31). (8) Dollar amounts reflected for Mr. Robinson have been converted from U.S. dollars to Canadian dollars. (9) Mr. Sattler's contract provides for an annual supplement to his salary that allows for the same after-tax income as if his salary was earned in U.S. currency since Mr. Sattler relocated from the United States.

Item 7.           Contributions and Public Relations

Response: The Province of Nova Scotia has in force a Lobbyists' Registration Act, which requires the registration of "in-house lobbyists". The Act defines an "in-house lobbyist" as an individual, a part of whose duties include lobbying on behalf of a corporation or a subsidiary of such corporation. As of December 31, 2004 Emera has registered five individuals pursuant to the Act at a cost of $53.25 CDN per lobbyist, which equates to an expenditure of $266.25 CDN. These individuals are employees of Emera and their aggregate compensation for 2004 equates to $2,072,110 (CDN).

Three of Emera's registered lobbyists are members of the Emera executive staff. These individuals record the allocation of their time on a daily basis, and their salaries are allocated to the Emera system company to which their work relates. The salary of one of the other lobbyists is allocated entirely to Emera Energy Inc., while the salary of the remaining lobbyist is allocated to system companies based on the allocation factor for the individual's cost center in accordance with Emera's policy concerning the allocation of costs.

Bangor Hydro-Electric Company expended $55,953.51 (U.S.) on a single lobbyist located within the State of Maine who was retained to lobby with respect to proposed legislative changes. These expenditures were charged to FERC Account 426 or a subaccount thereof.

Further details concerning Emera's contributions and public relations expenditures will be filed by way of an amendment to its Annual Report on Form U5S.

Item 8. Service, Sales and Construction Contracts

Part I. Contracts for Services or Goods Supplied by a System Company to Another System Company

Response: In the fall of 2004, Emera provided the SEC staff with a detailed report on affiliate transaction activity which pertained to the period January, 2003 through to August, 2004. This summary is representative of the scope of affiliate transaction activity which was entered into during the remainder of 2004. The materials filed noted that transactions between NSPI and its affiliates were governed by an Interim Code of Conduct which was approved by the Nova Scotia Utility and Review Board on March 16, 2001. On November 9, 2004 the Nova Scotia Utility and Review Board issued an Order pursuant to which a revised Code of Conduct was approved and the revised Code of Conduct became effective as of January 1, 2005. The types of transactions identified in the materials previously filed, include affiliates which provide NSPI petroleum products, transformers, coal transportation services, pole and cable maintenance services, and communication cabling services. Transactions involving BHE also were reported.

Part II. Affiliate Contracts

Response: There are no contracts to purchase services or goods from any affiliate (other than a system company) or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

Part III. Persons Employed to Provide Management, Supervisory or Financial Advisory Services

Response: Emera has not retained individuals or firms to provide management, supervisory, or financial advisory services. BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., and TD Securities were retained as agents ("Agents") to solicit offers to purchase notes from the sale of Medium Term Notes ("Notes") under Emera's Medium Term Note program. These agents may provide financial advice in the course of their duties.

Pursuant to the Selling Agency Agreement dated March 3, 2005 (the "Agreement") among Emera and the Agents, the Agents are authorized, as agents of Emera for this purpose only, to solicit offers to purchase Notes, in Canada only, directly and through other Canadian investment dealers. Emera will pay each Agent through whom any Note is sold a commission not to exceed .50% of the principal amount of any Note unless otherwise agreed and disclosed in a supplement. The Agreement also provides that Notes may be purchased by any of the Agents from time to time, as principals, at such prices as may be agreed upon between Emera and such Agents for resale to the public. Such resale prices may vary during the distribution period and as between purchasers. Commissions may be paid in connection with such purchases. The Agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Notes by purchasers exceeds or is less than the gross proceeds paid by the Agent, acting as principal, to Emera.

In addition to Ernst & Young's role as auditor of Emera, and the provision of audit related services, Ernst & Young has provided tax advice in connection with various corporate structures, and during 2004, Emera paid Ernst & Young $310,041 CDN in connection with tax-related services.

Employees of Emera and its affiliated companies, with the exception of Bangor Hydro-Electric Company, participate in the Nova Scotia Power Pension Plan (the "Plan"). The Plan allows employees to participate in either a Defined Benefit or a Defined Contribution provision. The following firms have been retained to provide advisory services on behalf of the Defined Benefit Plan: Phillips, Hager & North Investment Management Ltd.; BonaVista Asset Management Limited; Seamark Asset Management Ltd.; Knight, Bain, Seath and Holdbrook Capital Management Inc.; Galileo Equity Management Inc.; State Street Global Advisors, Ltd.; Capital Guardian Trust Company, Foyston Gordon & Payne Inc., Letko, Brosseau & Associates Inc., and QVGD Investors Inc. (collectively the "Advisors"). The scope of services of each of these Advisors is identical, and these Advisors are compensated on a quarterly basis. The compensation equates to a percentage of the market value of the respective portfolios at the close of the respective quarter.

The Manufacturers Life Insurance Company has been retained to assist in the administration of the Defined Contribution Plan. The services provided include documentation of an Investment Policy and Plan Services Agreement and Financial Plan Document, administration of member benefits and report preparation for each Member, Plan Sponsor and regulatory requirements. Compensation is paid through investment management fees as a percentage applied to and deducted from each Pooled Fund on each Valuation Date.

Bangor Hydro-Electric Company has a separate pension plan which has retained the following firms to provide advisory services on behalf of the pension plan:
State Street Global Advisors; Capital Guardian Trust Company; and Wellington Trust Company (collectively the "Bangor Hydro Advisors"). The Bangor Hydro Advisors provide services which are identical in scope, and these advisors' fees are calculated and paid on a quarterly basis, and constitute a percentage of the market values of the respective portfolios.

Bangor Hydro-Electric Company also has a 401K plan pursuant to which employees may make contributions. Diversified Investment Advisors, Inc. has been retained to provide administrative and record keeping services pertaining to the administration of member benefits, report preparation, investment manager selection and monitoring, as well as applicable plan sponsor and regulatory requirements. Diversified Investment Advisors Inc. is compensated through investment management fees which are applied to each fund.

Item 9. Wholesale Generators and Foreign Utility Companies

Part I. Information with Respect to EWGs and FUCOs

Nova Scotia Power Inc. ("NSPI") is a fully integrated electrical utility with its head office located at 1894 Barrington Street, Halifax, Nova Scotia. NSPI is the primary supplier of electricity in the Province of Nova Scotia and provides 97% of the generation, 99% of the transmission, and 95% of the distribution of electricity in the Province. NSPI owns 2,293 megawatts of generating capacity, 55% of which is coal fired. Oil and natural gas account for an additional 27% of NSPI's generating capacity, and the remaining generation capacity is attributable to NSPI's hydro and wind operations. In addition, NSPI owns approximately 5,000 kilometers of transmission facilities, and 25,000 kilometers of distribution facilities.

As of December 31, 2004, Emera had invested, directly and indirectly, $830.6 million (Cdn.) or $690.1 million (U.S.) in the common stock equity of NSPI. On March 8, 1999, NSPI issued 5,000,000 First Preferred Share Units at a price of $6.25 per Unit. Each unit consisted of one non-detachable cumulative, redeemable First Preferred Share, Series B and a Warrant to purchase one cumulative, redeemable First Preferred Share, Series C for cash consideration of $18.75. On October 1, 2000, unit holders exercised 4,417,116 Series C purchase warrants and Series B First Preferred Shares, and converted them to Series C First Preferred Shares. Virtually all of the remaining Series C purchase warrants and Series B First Preferred Shares were exercised on either January 1 or April 1, 2001 with a cash payment of $18.75. The remaining 1,305 Series B First Preferred Shares, which had not been converted to Series C, were cancelled in the second quarter of 2002 and each shareholder received their original investment.

Each Series C First Preferred Share is entitled to a $1.225 per share per annum fixed cumulative preferential dividend, as and when declared by the Board of Directors, accruing from the date of issue and payable quarterly on the first day of January, April, July and September of each year. On or after April 1, 2009, NSPI may redeem for cash the Series C First Preferred Shares, in whole at any time or in part from time to time at $25.00 per share plus accrued and unpaid dividends. The Series C First Preferred Shares will be exchangeable into Emera Inc. common shares on April 1, 2009.

On October 31, 2000, NSPI issued 5,400,000 Series D First Preferred Shares for a price of $25 per share. Each share is entitled to a fixed cumulative cash dividend of $1.475 per share per annum, as and when declared by the Board of Directors. These dividends will accrue from the date of issue and will be payable quarterly on the fifteenth day of January, April, July, and October of each year. On or after October 15, 2015, NSPI may redeem for cash the Series D First Preferred Shares, in whole at any time, at $25 per share plus accrued and unpaid dividends. The Series D First Preferred Shares will be exchangeable into Emera Inc. common shares on October 15, 2015.

During 2004, NSPI purchased an LM6000 generating turbine from Emera Energy Inc. for a purchase price of $22.1 million, which represented the book value of the unit.

As noted in response to Item No. 1, in connection with certain tax planning activities Emera transferred 14.99% of NSPI's common shares to 3081922 Nova Scotia Corporation Limited. Emera directly, or though a direct subsidiary, holds all of NSPI's outstanding common shares. NSPI's capital structure, and its ratio of debt to common equity, is articulated in the following table.


                NSPI's Capital Structure as at December 31, 2004

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                             Type of Capital        CDN $ (millions)        US $ (millions)      Percentage of Total
                                                                                                   Capitalization
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Nova Scotia Power Inc.    Common Stock                          1,053.0                  874.9                  37.9%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Preferred Stock                         260.0                  216.0                   9.4%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Long-term Debt                        1,457.0                1,210.5                  52.5%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Short-term Debt                           4.7                    3.9                   0.2%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Total                                 2,774.7                2,305.3                 100.0%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

NSPI's net earnings for the year ended December 31, 2004 were CDN $107.3 million.

With respect to contracts between NSPI and other Emera system companies, concerning goods and services, please refer to the disclosure articulated in response to Item 8, Part I.

Part II. Organizational Chart

A copy of Emera's organizational chart is attached as Exhibit F.

Part III. Aggregate Investment in EWGs and FUCOs

Response: Emera's aggregate investment in Nova Scotia Power Inc., its FUCO subsidiary as defined in Rule 53, was $830.6 million (Cdn.) or $690.1 million (U.S.) as of the end of the reporting period. Emera's aggregate investment in Bangor Hydro-Electric Company equates to $202.2 million (US), and the ratio of Emera's aggregate investment in NSPI to the aggregate capital invested in Bangor Hydro-Electric Co. equates to 3.41.

Item 10. Financial Statements and Exhibits

                              FINANCIAL STATEMENTS

Consolidating financial statements of Emera and its subsidiaries will be filed by way of amendment to Emera's Annual Report on Form U5S.

                                    EXHIBITS

Exhibit A

Not Applicable.

Exhibit B

The organizational documents for Emera, BHE, Chester SVC, and Bangor Var are incorporated by reference to Exhibits A-1 through A-7 of the Application on Form U-1/A filed by Emera on May 5, 2001 in SEC File No. 070-09787.

The organizational documents of Emera Energy Incorporated, including its Memorandum of Association, Articles of Association and a Certificate of Name Change documenting 3054167 Nova Scotia Limited's name change to Emera Energy Incorporated were filed as Exhibits B-1, B-2, and B-3, respectively, to Emera's Annual Report on Form U5S for 2002 and are incorporated by reference. These exhibits constitute a representative sample of the organizational documents for Emera's Canadian subsidiaries and are based on the standard Articles of Incorporation for companies organized in Nova Scotia, which are then tailored to Emera's standards.

Exhibit C

Emera's Trust Indenture, dated April 17, 2001, was attached as Exhibit C to Emera's Report on Form U5S for 2002 and is incorporated by reference. There have been no amendments to this Indenture during 2004 nor has Emera executed any additional indentures during 2004.

The instruments defining the rights of the security holders of BHE are incorporated herein by reference to BHE's Annual Report on Form 10-K for the year ended December 31, 2002, Exhibit 4, SEC File No. 001-10922 (Filed March 28,
2003). There have been no amendments to such instruments during 2004.

Exhibit D

A copy of the tax allocation agreement is incorporated herein by reference to Post-effective Amendment No. 4 to Emera's Application on Form U-1, filed on December 22, 2004 in SEC File No. 070-09787.

Exhibit E

Exhibit E sets forth the additional information required to be provided in Emera's Annual Report on Form U5S by Commission order dated October 1, 2001 (Holding Co. Act Release No. 27455).

Exhibit F

Not applicable.

Exhibit G

The organizational chart required by Part II of Item 9 of Form U5S is provided as Exhibit G hereto.

Exhibit H

Nova Scotia Power Inc.'s financial statements as of and for the year ended December 31, 2004 and 2003 and its Management Discussion and Analysis is provided as Exhibit H hereto.

                                    SIGNATURE


     Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

Emera Inc.                                Emera US Holdings, Inc.
                                          BHE Holdings, Inc.

By:   /s/ Richard J. Smith                By:   /s/ Richard J. Smith

Name:  Richard J. Smith                   Name: Richard J. Smith
Title: Corporate Secretary                Title:  Assistant Corporate Secretary

Date:  May 2, 2005                        Date:  May 2, 2005